MITTAL STEEL COMPANY NV

LIQUIDITY AGREEMENT

With

SG SECURITIES (PARIS) SAS

BETWEEN

MITTAL STEEL COMPANY N.V., a company with a share capital of €122,150,000, registered with the Registre du Commerce et des Sociétés of Rotterdam under the number 24275428 with its registered office located at Hofplein 20, 3032 AC Rotterdam, Netherlands,

Represented by Mr. E.S. de Vries, acting in his capacity of Proxyholder A,

And

Represented by Mr. H.J. Scheffer, acting in his capacity of Proxyholder A,

(hereinafter referred to as “the Issuer”)

On the one hand,

AND

SG SECURITIES (PARIS) SAS, a société par actions simplifiée with a share capital of €2.400.000, registered with the Registre du Commerce et des Sociétés of Nanterre, under registration number 784 198 483, with its registered office located at Tour Société Générale, 17 cours Valmy, 92972 Paris La Défense CEDEX

Represented by Didier Rolland, acting in his capacity as Deputy Chief Executive Officer

(hereinafter “the Agent”)

On the other hand,

Collectively referred to as “the Parties”

The Parties agree as follows:

1. This agreement (hereinafter the “Agreement”), was entered into in accordance with applicable law, and in particular in accordance with European Regulation 2273-2003 dated December 21, 2003 implementing European Directive 2003-6-CE dated January 28, 2003, regarding exemptions for share buy-back programs and securities stabilisation, the Réglement Général de l’Autorité des Marchés Financiers (AMF) and the decision of the AMF dated March 22, 2005.

The Agreement also complies with the AFEI’s (Association Française des Entreprises d’Investissement) Ethical Charter dated March 14, 2005, which was approved by a decision of the AMF published in the Bulletin des Annonces Légales Obligatoires dated April 1, 2005.

The transactions carried out under this Agreement are not designed to hinder the regular functioning of the Market or to mislead any person.

2. The share capital of the Issuer is divided into 5,000,000,000 class A common shares with a nominal value of €0.01 each and 721,500,000 class B common shares with a nominal value of €0.10 each, for a total share capital of €122,150,000 in fully issued and immediately transferable shares.

In accordance with applicable laws and regulations, the Issuer has requested the listing of its securities (“Securities”) on Euronext Paris (“the Market”) and made the undertakings to the relevant authorities required in order to obtain such an admission.

The Issuer wishes to carry out market purchases and sales in order to promote the liquidity of its Securities and the orderly listing of the Securities. To that end, the Issuer is authorised in accordance with the provisions of the laws of Netherlands to carry out the purchase of its own shares in a buyback program approved by the Issuer’s shareholders.

3. The Agent is an investment services provider and a member of the Market with the means at its disposal to promote the liquidity of the Securities and the orderly listing of the Securities.

Article 1:

Subject of the Agreement

This Agreement aims to define the conditions under which, without manipulating the market or misleading any person:

-

on one hand, the Agent may act on behalf of the Issuer in the Market in order to support the liquidity of the Securities and the orderly listing of the Securities and to prevent share price deviations not justified by market trends;

-	on the other hand, the Issuer shall place financial means at the disposal of the Agent.

Article 2:

Opening of the liquidity account

The Agent shall open an account (the “Liquidity Account”) for the Issuer, in which all transactions undertaken by the Agent on behalf of the Issuer pursuant to this Agreement will be recorded.

No transactions other than those provided for in this Agreement will be recorded in the Liquidity Account.

The Securities brought by the Issuer or acquired in accordance with the transactions described in this Agreement, will be deposited in the Liquidity Account opened by the Agent in PAREL’s books (PAREL being a multiple clearer of financial instruments).

The Issuer agrees to provide the Agent, in order to permit it to carry out its functions as a liquidity provider, with €50,000,000 in cash for the purpose of purchasing Securities in accordance with this agreement.

To this effect, the Agent may call funds from the Issuer as needed up to above-mentioned limit, which the Issuer undertakes to transfer within 5 business days.

Any cash called and not invested in Securities will earn interest at the EONIA rate. The Agent will pay interest to the Issuer once a year, at the end of each calendar year.

Article 3:

Description of the Agent’s interventions

In order to avoid hindering the regular functioning of the Market or misleading any person and in compliance with the rules governing the operation of the Market, the sole purpose of the Agent’s actions will be to support the liquidity of Securities and the orderly listing of the Securities and to prevent share price deviations not justified by market trends.

To that end, if the Agent deems it necessary for the implementation of the Agreement, the Agent may undertake block transactions under the conditions set out in the rules governing the operation of the Market.

In no case may the Agent use the cash and securities available in the Liquidity Account for any purpose other than thus defined.

The Agent will comply with the applicable rules regarding any manipulative or deceptive device or contrivance within the meaning of Section 10(b) of the United States Securities and Exchange Act of 1934, as amended (the “Exchange Act”), and will not undertake nor proceed with any act or omission prohibited by Rule 10b-5 under the Exchange Act.

Article 4:

Independence of the Agent

The Agent will act independently within the scope of the mandate granted by the Issuer. The Agent on its own initiative will take into consideration the appropriateness of its actions in the Market with respect to:

-	on the one hand, promoting the liquidity of the Securities and the orderly listing of the Securities;
-	on the other hand, ensuring the continuity of this Agreement in connection with the Securities and the availability of cash in the Liquidity Account.

Therefore, the Issuer undertakes not to transmit to the Agent any instruction or information designed to direct the Agent’s interventions.

Among other things, in order to reinforce the Agent’s independence while executing its obligations, “Chinese walls” have been established between the persons in charge of handling inside information directly or indirectly concerning the Issuer and the persons in charge of trading the Issuer’s shares when these persons trade the Securities with respect to this Agreement.

Article 5:

Exchange of information

The Issuer undertakes in particular not to disclose to the Agent any information which may be considered inside information under article L465-1 of the French Monetary and Financial Code (Code Monétaire et Financier). Should such information be disclosed to the Agent, however, the Agent will take the necessary steps to ensure that the information will neither be transferred nor used on its own behalf or on behalf of third parties, either directly or through any interposed person.

The Issuer authorises the Agent to record phone conversations between them in relation to the execution of this Agreement and to use the recordings as evidence.

Article 6:

Reports

The Agent will provide the Issuer with all necessary information relating to the book keeping of the purchases and sales required pursuant to article 185-2 of the Decret 67-236 dated March 23, 1967 for every Market day on which there are actions taken under this Agreement.

On a monthly basis, the Agent will report to the Issuer the terms on which it has carried out its responsibilities under this Agreement.

Among other things, the Agent will periodically give the Issuer certain information about the Securities:

-	on a daily basis, a recapitulative table of volumes and prices compared to the indexes and competitors;
-	on a weekly basis, statistics on prices and volumes, in addition to a graph over a period of 12 months compared to a reference index, and possible market commentary;
-	as requested, documents relating to the stock market life of the company (graphics, prices, volumes, relative performance, etc).

The person in charge of the execution of this Agreement will also communicate verbally, on a regular basis, to any person appointed by the Issuer regarding liquidity activities.

Article 7:

Supplying of the elements necessary for tax statements

At the end of each calendar year and with respect to its interest in the Liquidity Account established under Article 2 of this Agreement, the Agent will supply the Issuer with the documents necessary for its tax returns.

Article 8:

Dividends detachment and voting rights

The shares registered in the Liquidity Account on behalf of the Issuer cannot give rise to dividends or voting rights.

Therefore, the Agent, together with the Issuer, will take all useful measures in order for dividends not to be paid to said shares (cf: declaration of income tax return under article 242 ter of the Code general des Impôts).

Article 9:

Liquidity Account balance

9.1           The Parties wish to ensure that the number of Securities and the cash credit balance in the Liquidity Account are at levels that are appropriate in light of the objectives of this Agreement. To this end, the Parties will act in accordance with the provisions of Articles 10 and 11.

The Issuer recognizes and accepts that the conditions of intervention under Article 3 may create a debit balance in the Liquidity Account either in Securities or in cash, up to a maximum amount of €500,000.

The Agent undertakes to prevent the debit balance of the Liquidity Account from exceeding this maximum amount, except through prior written agreement of the Issuer.

The Agent undertakes to inform the Issuer immediately of the amount of any debit balance that occurs and is recorded. This information may be given by any means, such as, but without limitation, telephone, telex or fax.

Should a debit balance appear in the Liquidity Account, the Parties undertake to work to find means to cover the debit balance and to stabilise the Liquidity Account, in order to allow the Agent to continue to carry out its interventions pursuant to this Agreement.

9.2           Prior to making any supplemental contribution, the Issuer may, depending on the circumstances and market conditions, ask the Agent to proceed with market sales or purchases of the securities in order to stabilise the Liquidity Account balance.

The purchases or sales carried out for this reason are to be carried out as soon as possible, in the best interests of the Issuer and without hindering the operation of the market or misleading any person.

The Parties agree that these purchase and sale transactions will not be designed to promote the liquidity of the Securities or the orderly listing of the Securities and that therefore they will not be subject to Article 3 of this Agreement (except for the last subparagraph).

Article 10:

Supplemental contribution to the Liquidity Account

Should the purchases or sales described in Article 9.2 not allow for the stabilisation of the Liquidity Account balance within a period of 30 days, particularly in case of negative market trends, the Agent may request that the Issuer proceed with a supplemental contribution whose amount will at least be equal to the registered debit balance and may not exceed the balance of the cash which could be called by the Agent in accordance with Article 2, plus €500,000.

Article 11:

Returns on the Liquidity Account

11.1         When the cash or Securities credit balance appears to exceed the amount necessary to carry out this Agreement, the Issuer and the Agent may decide to proceed with a partial return of the funds set aside for purposes of the Agreement.

A return may only take place within the conditions set out in the above paragraph.

11.2         In case of a return of Securities, said Securities cannot be directly returned to the Issuer. Therefore, the Securities will be sold on the Market.

Such transactions will be completed as soon as possible with consideration of the Issuer’s best interest and without hindering the regular functioning of the Market or misleading any person. The parties agree that as an exception to the provisions of Article 1, actions taken for this purpose by the Agent are not designed to promote the liquidity of the Securities or the orderly listing of the Securities; such actions will not be subject to Article 3 of this Agreement (except for the last subparagraph).

The Issuer may, however, reclaim Securities, provided that the total number of Securities reclaimed during the term of the Agreement does not exceed the number of Securities allotted in order to execute the Agreement within the conditions provided in Articles 2 and 10.

11.3         The proceeds from sales carried out in accordance with Article 11.2 will be transferred as soon as possible to the account(s) designated by the Issuer.

Article 12:

Liquidity Account closing

12.1         Should the Agreement not be renewed or in the event of termination, the Agent will close the Liquidity Account.

12.2         Upon the Issuer’s instruction, the Agent will transfer, as quickly as possible, the cash from the closed Liquidity Account to the account(s) it specifies.

12.3         For Securities credited to a closed Liquidity Account, it is expressly agreed that a transfer will be made only to another agent with whom the Issuer has signed a liquidity agreement complying with an Ethical Charter approved by the Autorité des Marchés Financiers.

The Issuer may, however, request the transfer of a number of Securities not exceeding the number it affected for the implementation of the Agreement under the conditions envisaged in Articles 2 and 10, after taking into account, where applicable, any Securities reclaimed during the term of the Agreement in accordance with Article 11.2.

Any remaining Securities credited to the Liquidity Account will be sold in Market transactions. Such transactions will be carried out as soon as possible, in the best interests of the Issuer and without hindering the operation of the market or misleading any person.

The parties agree that as an exception to the provisions of Article 1, actions taken for this purpose by the Agent are not designed to promote the liquidity of the Securities or the orderly listing of the Securities; such actions will not be subject to Article 3 of this Agreement (except for the last subparagraph).

12.4         The proceeds from the sales of Securities will be transferred as soon as possible into the account(s) designated by the Issuer.

Article 13:

Payment

For its actions in the Market to promote the liquidity of the Securities and the orderly listing of the Securities, the Issuer will pay the Agent a fixed annual sum of €100,000 before taxes at the end of the year on presentation of an invoice by the Agent. Any action by the Agent in respect of less than a full year will be invoiced proportionally to the effective duration of the Agreement.

Article 14:

Duration

The Agreement is concluded for a one-year period following the date of signature. It will be renewed by tacit agreement for successive one-year periods, except when the Agreement is terminated under the conditions set out in Article 15 below.

Upon each tacit renewal, the Issuer undertakes to fully respect its obligations under this Agreement and in particular, undertakes to act only in accordance with the express permission of its general shareholders’ meeting, as prescribed in article L.225-209 of the Code du Commerce.

Article 15:

Termination of the Agreement

The Agreement may be terminated at any time by either Party via registered letter.

The termination will become effective one month following the receipt of the registered letter. At the end of the notice period, the Liquidity Account will be closed as specified in Article 12.

Article 16:

Miscellaneous

16.1         Prior to the first transactions carried out under this Agreement, the Issuer shall publish a press release stating that a liquidity agreement has been signed in relation to Issuer’s Securities and specifying the means allotted for the execution of the Agreement.

Every six months and upon termination of the Agreement, the Issuer will publish a press release providing a record of the activity carried out under this Agreement and specify the number of Securities and amount of cash credited to the Liquidity Account compared to those originally available.

16.2         The Agent will inform the Autorité des Marchés Financiers of the signing of the Agreement, specifying the Issuer’s and Agent’s identities.

This Agreement will be made available to the Autorité des Marchés Financiers upon request.

Article 17

Confidentiality

All information exchanged between the parties under the contract is confidential. This requirement does not prevent however, in accordance with the laws and regulations currently in place, any information from being made available to the appropriate authorities, notably the Autorité des Marchés Financiers and the Securities and Exchange Commission.

Article 18:

Restrictions under applicable American law

The Agent represents and warrants that neither it nor any of its affiliates, nor any person acting on its behalf or for one of its affiliates, has or will undertake any directed selling efforts regarding the Securities sold or assigned under the present Agreement, within the meaning of Regulation S under the United States Securities Act of 1933,as amended. All sales of the Securities made under the present Agreement will be carried out exclusively on the Market.

Article 19:

Suspension of sales or purchase of the Securities

Notwithstanding any contrary provision of this Agreement, in the event the Issuer determines, that in light of a planned or implemented market transaction, sales and purchases of Securities pursuant to the present Agreement should be suspended in order to conform with the provisions of Regulation M under the Exchange Act, the Issuer agrees and guarantees that it will notify the Agent of this fact as soon as possible by telephone, fax, or email, with written confirmation to one of the people mentioned below, and indicate the period during which these sales and purchases must be suspended. The Agent must suspend, effective upon reception of the first notification, its sales and purchases pursuant to the present Agreement during the notified period.

The persons to contact at SG SECURITIES are the following:

-	Bruno Chekroun (Head) (tel : +33 1 42 13 58 66 – bruno.chekroun@sgcib.com)
-	Thomas Schindler (tel : +33 1 42 13 59 73 – Thomas.schindler@sgcib.com)
-	Didier Malezieux (tel : +33 1 42 13 46 89 – didier.malezieux-dehon@sgcib.com)
-	Fax : +33 1 42 13 99 11

Article 20

Applicable Law

The Agreement is governed by the laws of France.

Article 21

Jurisdiction

In the event of a dispute relating to the validity, interpretation or execution of this Agreement, the Commercial Court of Paris is the only competent court.

Made in Paris, August 18, 2006, in 2 original copies

For Mittal Steel Company NV

/s/ E. S. de Vries

/s/ H.J. Scheffer

For SG SECURITIES (PARIS) SAS

/s/ Didier Rolland